Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

Subject Company’s Exchange Act File No.: 1-9759

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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[LOGO OF IMC GLOBAL]
News Release

www.cargill.com/today/press.htm
www.imcglobal.com

Date:	Tuesday, January 27, 2004

Contacts:	Lori Johnson, Cargill, Incorporated, 952-742-6194, Lori_Johnson@cargill.com
Gray Gordon, Cargill Crop Nutrition, 813-671-6145, Gray_Gordon@cargill.com
Dave Prichard, IMC Global Inc., 847-739-1810, daprichard@imcglobal.com

IMC Global and Cargill Crop Nutrition to Combine

to Create Diversified Global Leader in Crop Nutrition

Combination will create new, publicly traded fertilizer company with strong growth platform and financial profile, broad product and service offerings, and solid cost-reduction opportunities

CHICAGO and MINNEAPOLIS – IMC Global Inc. (NYSE: IGL) and Cargill, Incorporated today announced the signing of a definitive agreement to combine IMC Global Inc. and Cargill Crop Nutrition to create a new, publicly traded company. The transaction is expected to be immediately accretive to IMC Global earnings per share and be more additive to earnings per share and cash flow over the next several years beyond the impact of currently expected improvements in global agricultural and fertilizer fundamentals.

The combination of IMC Global’s phosphate, feed phosphates and potash businesses with Cargill’s phosphate, feed phosphates and nitrogen production and global distribution operations will create a more efficient, full-service global fertilizer company better able to deliver high-quality, competitively priced products and services to customers worldwide. The new company is expected to benefit from a stronger balance sheet with increased financial flexibility, a lower cost of capital, significant synergy potential, and an enhanced platform for worldwide growth through the combination of IMC Global’s domestic business with Cargill Crop Nutrition’s more international franchise. The corporate name under which the new company will operate and its shares will trade has not yet been determined.

Based on preliminary calculations, the new company is expected to have pro forma, trailing annual revenues of about $4.1 billion, trailing annual EBITDA (see Note for definitions) before synergies of approximately $440 million, combined total assets of approximately $5.4 billion, and total debt of approximately $2.2 billion, based on financial information from Cargill Crop Nutrition and IMC Global as of November 30, 2003 and September 30, 2003, respectively. The new company expects to achieve annualized, pre-tax operating synergies of approximately $145 million by the end of the third year of operations after the closing of the transaction through the optimization of mining, manufacturing, purchasing, transportation and logistics activities, as well as elimination of duplicative overhead costs.

Under terms of the definitive agreement, holders of IMC Global common shares and 7.50 percent Mandatory Convertible Preferred Stock will each have the right to receive one common or preferred share, respectively, of the new company’s newly issued stock for every common or preferred share of IMC Global stock held by them. IMC Global common shareholders will own on a pro forma basis 33.5 percent of the outstanding common shares of the new company. In exchange for the contribution of the stock of the Cargill Crop Nutrition businesses, Cargill will receive 66.5 percent of the outstanding common shares of the new company. Cargill Crop Nutrition currently has debt of about $50 million. To offset any dilution to Cargill’s ownership from the conversion of the new company’s preferred stock, Cargill also will receive 5,458,955 shares of a Class B common stock of the new company, which will automatically convert into common stock of the new company upon conversion of the new company’s preferred stock. The transaction is expected to be tax-free to IMC Global shareholders.

“This transaction underscores our confidence in the industry and commitment to growing the fertilizer business,” explained Warren Staley, Cargill chairman and chief executive officer.

Fritz Corrigan, currently Cargill executive vice president, will leave Cargill to become the chief executive and president of the new company. A headquarters location and the other members of the new management team have not yet been determined.

The board of directors will consist of 11 members, a majority of which will be independent. Of the 11, seven will be appointed by Cargill, including the chairman, and four by IMC Global. The new company will apply for listing on the New York Stock Exchange. In connection with the transaction, Cargill is entering into an agreement restricting its ability to acquire the publicly traded shares of the new company for four years or dispose of its shares in the new company for three years.

“We believe this combination serves both the best short-term and long-term interests of our stakeholders as it is immediately accretive to IMC Global earnings per share and it will result in a more efficient and financially stable company better able to compete in world markets after the severe financial toll of the multi-year market downturn,” said Douglas A. Pertz, chairman and chief executive officer of IMC Global, who will join the board of the new company. “At this point, it has become clear that crop nutrient companies can remain competitive only by becoming more efficient and more global, continually driving costs lower, and expanding product and service offerings to customers.

“IMC Global shareholders and debtholders will benefit from a much stronger global organization which will have a less leveraged balance sheet, large and ongoing opportunities for cost savings, and a lower cost of capital. With about $50 million of debt being contributed by Cargill, the new company will have the ability to better service and pay down IMC Global’s debt and pursue new global growth opportunities,” he added. “This combination comes at a time of improving global agricultural and fertilizer fundamentals.”

“This combination will increase the breadth and scope of products we can offer to our customers,” Corrigan said. “Customers will also benefit from the combined company’s enhanced delivery capabilities, better transportation options and expanded service offerings tailored to their specific needs.

“Our goal is to capture the collective talent and experience of employees in both companies as well as best practices in mining and reclamation, crop nutrient production and distribution, customer service, crop production advisory services, environmental stewardship, employee safety and community involvement,” Corrigan said.

The new company will operate phosphate production facilities in Florida and Louisiana in the United States and potash production facilities in Saskatchewan, Canada, as well as in New Mexico and Michigan in the United States. It also will be a 50-percent owner in Saskatchewan-based Saskferco Products, Inc., one of the world’s most efficient nitrogen production facilities; have equity interests in phosphate production facilities in the key growth markets of Brazil and China; and operate key distribution facilities in 11 countries serving customers in 33 countries. Cargill’s retail fertilizer operations are not included in the transaction.

The new company will represent about 14.4 percent of global phosphate (phosphoric acid) capacity, with annual processed phosphate production capacity of about 13 million short tons. Through IMC Global’s existing business, the new company will have an approximately 15.5 percent share of worldwide potash capacity.

Cargill Crop Nutrition currently has about 3,200 employees in 17 countries, while IMC Global has about 5,000 employees in North America.

The combination is subject to regulatory approval in the United States, Brazil, Canada, China and several other countries; the approval of IMC Global shareholders; the completion of the Phosphate Resource Partners Limited Partnership (PLP) unit exchange as authorized by IMC Global’s board of directors on January 14, 2004 and under which holders of publicly traded PLP units would be offered an exchange rate of 0.20 shares of IMC Global common stock for each PLP unit; and satisfaction of other customary closing conditions. Closing is anticipated in the summer of 2004.

Merrill Lynch acted as financial advisor to Cargill, and Dorsey & Whitney LLP and Mayer, Brown, Rowe & Maw LLP acted as legal advisors. Goldman, Sachs & Co. and JP Morgan Chase acted as financial advisors to IMC Global, and Sidley, Austin Brown & Wood LLP acted as legal advisor.

Investment Community Webcast

Management will discuss the transaction with the investment community on a conference call at 9:30 a.m. EST today. Related charts and other information to be discussed on the conference call will be available via each company’s web site: www.cargill.com, www.cargillfertilizer.com and www.imcglobal.com. The call can be accessed through a live webcast available via both companies’ websites. A replay of the webcast will be available for two weeks.

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Note: IMC EBITDA is defined as operating earnings from continuing operations plus depreciation, depletion and amortization. Cargill EBITDA is defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization. As shown here, Cargill EBITDA also includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill Crop Nutrition.

About Cargill Crop Nutrition

Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

About IMC Global Inc.

From multiple mines and plants in North America, IMC Global serves world agriculture as one of the largest producers and marketers of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global “feeds the land that feeds the world.” For more information, visit www.imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.